BMO Lloyd George Frontier Markets Equity Fund

111 East Kilbourn Avenue, Suite 200

Milwaukee, Wisconsin 53202

M&I Distributors, LLC

111 East Kilbourn Avenue

Milwaukee, Wisconsin 53202

December 17, 2013

VIA EDGAR TRANSMISSION

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BMO Lloyd George Frontier Markets Equity Fund

Registration Nos. 333-191008; 811-22882

Request for Acceleration

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned officers of BMO Lloyd George Frontier Markets Equity Fund (the “Registrant”) and its principal underwriter, M&I Distributors, LLC, respectfully request that the effectiveness of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on December 17, 2013 (the “Amendment”), be accelerated to Wednesday, December 18, 2013, or as soon as practicable thereafter.

It is our understanding that Mr. Jeffrey A. Foor has discussed the possible acceleration of the Registration Statement with Michael P. O’Hare of Stradley Ronon Stevens & Young, LLP.

In connection with this request for acceleration, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filing; (ii) should the Securities and Exchange Commission (“SEC”) or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (iii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Registrant may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the request for acceleration of the effective date of the Registration Statement. Please contact Michael P. O’Hare at (215) 564-8198 if you have any questions or need further information.

Sincerely,

/s/ John M. Blaser
Name: John M. Blaser
Title: President
BMO Lloyd George Frontier Markets Equity Fund

/s/ Steven J. Arquilla
Name: Steven J. Arquilla
Title: President
M&I Distributors, LLC

cc:	Jeffrey A. Foor

Michael P. O’Hare

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